Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

CEO, Chairman of the Board and Independent Directors selected for VimpelCom Ltd.

Telenor and Altimo have agreed to appoint Alexander Izosimov as the CEO of VimpelCom Ltd. Jo Lunder will be the Chairman of the Board of Directors. Mr. Lunder, Mr. Leonid Novoselsky and Dr. Hans Peter Kohlhammer will be the independent members of VimpelCom Ltd.'s Board of Directors.

On 5 October 2009, Telenor ASA and Altimo Holdings & Investments Ltd. announced their agreement to combine their common assets in Ukrainian mobile operator Kyivstar and Russian mobile operator OJSC VimpelCom in a newly formed Bermuda company, VimpelCom Ltd., which will be headquartered in the Netherlands. Today, Telenor and Altimo announce that they have selected candidates to fill VimpelCom Ltd.'s leadership positions: Alexander V. Izosimov, presently non-executive President of OJSC VimpelCom, will be appointed as VimpelCom Ltd.'s President and CEO, and Jo Lunder will become an independent director and Chairman of VimpelCom Ltd.'s Board. Leonid Novoselsky and Dr. Hans Peter Kohlhammer will become independent members of VimpelCom Ltd.'s Board of Directors.

Jon Fredrik Baksaas, President and CEO of Telenor, said:

”It is with great confidence that we announce two such prominent and experienced people, Alexander Izosimov and Jo Lunder, to head our new united company. They both have unique knowledge of the mobile business and will be beneficial for the future prosperous development of the new company. Both have contributed substantially to making OJSC VimpelCom one of Europe’s leading mobile operators. When Telenor first invested in VimpelCom in 1998, the company had a mere 300,000 customers, a number which today exceeds 65 million. From being a small Moscow-based operator, OJSC VimpelCom now has operations in nine countries in addition to Russia. Alexander Izosimov and Jo Lunder have contributed greatly to this success, and together they will create a continued success story from our new base in the Netherlands.”

Alexei Reznikovich, CEO of Altimo, commented:

“It the present phase, when we are about to embark on this new exciting venture, it is extremely important that we emphasize the continuation of present successes. This is one major reason why we have chosen Jo Lunder and Alexander Izosimov to take on the development of our new jointly-owned mobile telecoms operator, VimpelCom Ltd. They have a unique track record of success and it is with trust that we wish them all the best in their efforts to develop this new creation of ours into a leading emerging markets mobile operator.”

Chairman of the Board

Jo Lunder is currently the Executive Vice President of FERD, one of Norway’s largest privately-owned financial and industrial groups. Previously, Mr. Lunder served as the Chief Executive Officer of Atea ASA, one of Europe’s largest IT-infrastructure companies listed on the Oslo Stock Exchange. Prior to that, he served as Managing Director of Telenor Privat and Vice Managing Director of Telenor Mobil. Mr Lunder has been a member of the OJSC VimpelCom Board of Directors since May 2002. During his tenure at OJSC VimpelCom, Mr. Lunder served as Chairman of the Board, Chief Executive Officer, and Chief Operating Officer. In addition, Mr. Lunder currently serves as Chairman of the Aibel Group of Companies, the second largest Nordic oil and gas services company, Chairman of Elopak AS, the world’s third largest liquid carton packaging company, and Chairman of Swix Sport AS, a global supplier of winter clothing and skiing equipment. Mr. Lunder earned a B.A. degree from Oslo Business School and holds an MBA from Henley Management College (UK). Mr. Lunder is 48 years old and is a Norwegian citizen.

President and CEO

Alexander Izosimov served as OJSC VimpelCom's Chief Executive Officer and General Director from October 2003 until April 2009. Mr. Izosimov currently is the Chairman of the Board of GSM Association and serves on the Boards of Directors of Baltika Breweries Plc., MTG AB and Dynasty Foundation. Mr. Izosimov also is a member of the Council on Competitiveness and Entrepreneurship in Russia. Prior to joining OJSC VimpelCom, Mr. Izosimov held senior positions with Mars, Inc. [in Moscow] and McKinsey & Company in Stockholm and London. Mr. Izosimov has a M.S. degree from the Moscow Aviation Institute and an MBA from INSEAD. Mr. Izosimov is 46 years old, and is a Russian citizen.

Independent Directors

VimpelCom Ltd.'s Board will consist of nine directors, three of whom will be appointed by each of Telenor and Alfa and three of whom will be independent. In addition to Mr. Lunder, the VimpelCom Ltd.'s independent directors will consist of the following people:

Leonid Novoselsky

Leonid Novoselsky has been a director of OJSC VimpelCom since June 2006. He is a co-founder and the General Director of the Gradient Group. Mr. Novoselsky also has served as General Director of LLC “Arbat Prestige Gradient” since 2005 and a founding member of LLC “Trade House “Symposium” since 2007. From September 2008, Mr. Novoselsky has served as a director of OJSC “Protec”, one of the largest pharmaceutical distributors in Russia. Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and has an MBA from the University of Pennsylvania Wharton Business School. Mr. Novoselsky is 39 years old, and is a Russian citizen.

Dr. Hans Peter Kohlhammer

Hans Peter Kohlhammer has been a director of OJSC VimpelCom since June 2008. Dr. Kohlhammer has been the Chief Executive Officer of Kohlhammer Consulting since August 2006 and served as the Chief Executive Officer of Broadnet AG in Hamburg from December 2006 to October 2007. From 2003 to 2006, Dr. Kohlhammer was the Chief Executive Officer and Director General of the telecom company SITA SC in Geneva. From 2001 until 2003, Dr. Kohlhammer was the President and Chief Executive Officer of Grundig AG. Dr. Kohlhammer has a Ph.D. degree in Mathematics from Bonn University. Dr. Kohlhammer is 62 years old, and is a German citizen.

Notes to Editors

Photos

High resolution photos of Mr. Lunder, Mr. Kohlhammer and Mr. Novoselsky may be downloaded from: http://www.vimpelcom.com/people/directors.wbp.
A photo of Mr. Izosimov can be downloaded from:
http://www.telenor.com/downloads/20091129/alexander-izosimov.jpg

Background

VimpelCom Ltd. will be a leading mobile operator in Russia, Ukraine and the CIS, with a significant presence in Southeast Asia. VimpelCom Ltd. will seek to expand its operations in other rapidly developing markets in Europe, Asia and Africa, becoming one of the world’s leading players in the industry. VimpelCom Ltd. is incorporated in Bermuda and will be headquartered in the Netherlands and listed on the NYSE.

Subject to receiving the required regulatory and other approvals, VimpelCom Ltd. intends to make an offer whereby OJSC VimpelCom shares and ADRs will be exchanged for Depositary Receipts ("DRs") representing shares in VimpelCom Ltd. (the “Exchange Offer”). Immediately following the successful completion of the Exchange Offer, Telenor and Altimo will contribute their respective shareholdings in Kyivstar in exchange for shares in VimpelCom Ltd. The parties expect to complete the proposed Exchange Offer and the other related transactions by mid-2010, following which VimpelCom Ltd. intends to delist OSJC VimpelCom's securities from the New York Stock Exchange and the Russian Trading System.

The Telenor Group is an international provider of high quality telephony, data and media communication services with mobile operations in 13 markets across the Nordic region, Central and Eastern Europe and in Asia. Headquartered in Norway, the Telenor Group is among the largest mobile operators in the world with over 160 million mobile subscriptions, revenues in 2008 of NOK 110 billion, and a workforce of more than 40,000.

Altimo specializes in telecoms investments in Russia, the CIS and Asia. Its stakes include: 44% of the voting interest in VimpelCom, one of Russia’s two biggest mobile phone companies (NYSE: VIP); 25.1% of MegaFon, the third largest GSM provider in Russia; 43.5% of Kyivstar, Ukraine’s largest mobile phone company; and 4.99% of Turkcell, Turkey’s largest mobile company (NYSE: TKC). Together, Altimo’s investee companies serve more than 160 million mobile phone subscribers.

Cautionary statement regarding forward-looking statements

This announcement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor or Altimo's intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom's business or Kyivstar's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties' control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor and Altimo each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

Important Additional Information

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication or distribution of this announcement and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. Neither Telenor, Altimo nor any of their respective affiliates undertake any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom's common stock or preferred stock or ADRs representing shares of OJSC VimpelCom's common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Telenor and Altimo intend for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. TELENOR AND ALTIMO URGE OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC's website (http://www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC.

For further information, please contact:

Telenor: Dag Melgaard,
Communication Manager,
(+47) 901 92 000,
dag.melgaard@telenor.com

Altimo: Kirill Babaev,
Senior Vice President
+7 4959814452,
babaev@altimo.ru

This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction  in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

Altimo intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available.

ALTIMO URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Altimo expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.